www.nh-hoteles.com

NH HOTELES

SANTA ENGRACIA, 120
EDIFICIO CENTRAL
28003 MADRID
TEL. 91 451 97 27
FAX 91 451 97 29 / 30

02028054

82-4780

20 March, 2002

U.S. Securities and Exchange Commission
Attention: Office of Document Control
450 Fifth Street, N..W.
Washington, D.C. 20549

RECEIVED MAR 25 2002

SUPPL

Ladies and Gentlemen:

12g3-2(b) SUBMISSION

Enclosed please find a translation of the information which the Company made public and filed with the Comisión Nacional del Mercado de Valores and the Spanish Stock on March, 2002 pursuant to art.82 of Law 24/1998. The Commission has assigned NH Hoteles, S.A. with File Number 82-4780. Should you have any questions regarding the enclosed submission, please contact me at 3491-4519727. Thank you for your assistance.

Best regards,

Roberto Chollet
Chief Financial Officer

PROCESSED
APR 10 2002
THOMSON
FINANCIAL

nH

INVESTOR RELATIONS
Santa Engracia, 120.
28003 Madrid
Tel. (+34) 91 451 97 18
Fax. (+34) 91 451 97 30

82 - 4780

Madrid, February 8, 2002

In accordance with Spanish Stock Market authorities (C.N.M.V.) request, we proceed below to expand on the information regarding the effects that Argentina's economic situation has had on the financial statements of NH Hoteles, S.A.and its Consolidated Group:

1-. The exchange rate used in converting the Argentinean affiliate company's Balance Sheet and Profit and Loss Statement as at December 31, 2001.

The exchange rate used for converting the Balance Sheet in compliance with the regulation issued in this respect by ICAC, has been 1.7 Argentinean pesos to 1 US Dollar which is equivalent to an Argentinean peso-peseta exchange rate of 109.87 pesetas/peso (0.66 euros/peso).

As for the Profit and Loss Statement, we have used the average Argentinean peso-peseta exchange rate for the year 2001 (185.93 pesetas/peso equivalent to 1.12 euros/peso), also in compliance with current legislation regarding conversion.

2-. Effect on the Information regarding the 12.31.2001 Consolidated Financial Statements sent to CNMV last March 1st, if the Argentinean affiliate company's Financial Statements had been valued at the exchange rate applicable as at February 28, 2002.

At the exchange rate applicable as at February 28, 2002, that is, 2.08 Argentinean pesos to 1 US dollar USA, which is equivalent to an Argentinean peso-peseta exchange rate of 92.27 pesetas/peso (0.55 euros/peso), the effect on the Consolidated Group's conversion reserves would have been a 1,448 million peseta decrease (8.70 million euros). This implies a change in the debit balance of the account "Translation differences" from 6,324 million pesetas (38.01 million euros) to 7,772 million pesetas (46.71 million euros).

3-. Effect of the Argentinean peso's devaluation on the half-yearly Information regarding the Individual Company sent to CNMV last March 1st.

As a result of the Argentinean peso's devaluation, the Individual Company has incurred in a 64.55% book depreciation of investment in the holding company (Latinoamericana de Gestión Hotelera, S.A.) holder of 100% of the Argentinean company's equity. In order to compensate this book depreciation, the corresponding reserve has been funded with a total amount of 4,173 million pesetas (2508 million euros) which is contemplated in the line "Variation reserves Tangible and Intangible fixed assets and Holdings".

If the peseta/Argentinean peso exchange rate as at February 28, 2002 was used, the necessary reserve would have been increased in 1,448 million pesetas (8.70 million euros).

Yours sincerely,

Roberto Chollet Ibarra
Economic and Financial Managing Director

Santa Engracia, 120
28003 Madrid
España
t. +34 91 451 97 62
f. +34 91 451 97 67
www.nh-hoteles.com

PRESS RELEASE

The new logo represents a new company, more multicultural and with a greater geographical presence.

NH HOTELES CHANGES ITS CORPORATE IMAGE

- **NH will invest EUR 8 Mn in consolidating its global presence as a pan-European brand.**
- **The hotels in Spain and Holland will have adapted to the new brand before year-end**
- **The Group's new hotel categories include, besides the NH standard, the "Gold Collection" for selected hotels and the "NH Comfort" for the most affordable hotels**

Madrid 11 March 2002.- NH Hoteles has taken significant step in the Group's internationalisation process: a change of its corporate image to integrate all its brands into a new worldwide NH corporate image.

NH Hoteles will invest in this process EUR 2.5 Mn in Spain and EUR 5.5 Mn in the other countries where the Group operates. The new brand will be implemented within a nine-month period.

The new classification system implies the following 3 categories: the "NH", the "NH Collection", and the "NH Comfort". The NH Collection comprises those hotels that occupy landmark buildings or meet certain characteristics that make them very special. The "NH Comfort" will maintain NH's well-known standards, but will offer fewer services and will therefore be less expensive.

nH
HOTELES DEPARTAMENTO DE COMUNICACIÓN

Santa Engracia, 120
28003 Madrid
España
t. +34 91 451 97 62
f. +34 91 451 97 67
www.nh-hoteles.com

The NH brand, with almost 100 hotels opened in Spain (the main brand and the Express version) and almost 137 in the rest of the world, enjoys the greatest brand recognition among business travellers in Spain. The brand's spectacular growth in recent years ensures that the new image will succeed in becoming a new pan-European flagship brand.

The Spanish chain's brand has achieved widespread and positive market recognition, making it one of the leading brands in the business traveller hotel segment.

Moreover, according to market surveys conducted by the Company, NH Hoteles is identified as a leader in growth, innovative and dynamic with a strong international presence.

The new NH logo is:

nH
HOTELES

The new logo's graphic style symbolises a new NH company, larger, with a greater geographical presence, more integrated and multi-cultural.

nH
HOTELES
DEPARTAMENTO DE COMUNICACIÓN

Santa Engracia, 120
28003 Madrid
España
t. +34 91 451 97 62
f. +34 91 451 97 67
www.nh-hoteles.com

The new corporate image will reflect all the changes NH is undergoing: the reason why people stay in our hotels, the reason why people work with us and for us, and the reason why people invest in NH.

Our new image represents the values upheld by those work in our company and which redound in the benefit of our clients: a vocation for service, quality and continuous improvement, innovation, openness and multiculturalism, commitment, and social and environmental responsibility.

NH offers personalised customer attention so that our business clients' stay with us is a rewardingly comfortable and pleasant experience.

The NH brand is present in our hotels, in our services and in the way we communicate. It represents the company's way of interrelating with out clients, among us and with our collaborators and investors.

NH Hoteles, with our clients in mind, aims to become a point of reference for business travellers and to offer a standardised quality product, through a single brand in all those countries where we operate.

The new TV spots will start to be broadcast in April as well as the advertisements in the media. The advertising campaigns will be implemented in Holland and Belgium at the end of April.

The chain's new image was designed by Addison España, which spent one year in auditing, design and execution.

ABOUT NH HOTELES

Following the acquisition of the Krasnapolsky chain in July 2000 and the acquisition last 25 February of the German Astron, the NH Hoteles Group (www.nh-hoteles.com), is Europe's third ranking business hotel chain. NH has **237 hotels and 34,121 rooms in 18 countries** in Europe, Latin America and Africa. The recent acquisition of Astron, Germany's third leading city hotel chain consolidates NH's positioning in Europe. NH currently has 34 new hotel projects underway, representing approximately 6,500 new rooms. NH is known for the quality of its hotel services and its facilities, carefully decorated to please all tastes, homogeneous and where clients may feel very comfortable. These hotels offer the latest in technology for our clients' communication and leisure needs. NH offers its clients the best quality cuisine since restaurant services are one the chain's top priorities. The acclaimed chef, Ferrán Adriá, creator of El Bulli, and NH have reached a collaboration agreement to launch

Santa Engracia, 120
28003 Madrid
España
t. +34 91 451 97 62
f. +34 91 451 97 67
www.nh-hoteles.com

the nhube concept, revolutionary new spaces in the hotel sector that combine restaurant services, leisure and a place where our guests can feel comfortable. In 2001, NH recorded EUR 762 Mn in sales, a 38.35% increase over the previous year. The NH Group is listed in the Madrid stock exchange (included in the select IBEX 35), and in Amsterdam's Euronext index. Moreover, NH Hoteles is a member of Stoxx Europe 600, which includes the leading European companies, and is part of the well-known Morgan Stanley Capital International (MSCI) equity securities index.

NH HOTELS

Desglose de la cartera a 25 de febrero de 2002

	Total		Alquil.		Propied.		Gestión	
	Hoteles	Habitac.	Hoteles	Habitac.	Hoteles	Habitac.	Hoteles	Habitac.
NH								
España	96	11.112	60	6.897	22	3.116	14	1.099
P. Bajos	30	5.464	10	1.278	17	3.921	3	265
Bélgica	18	2.192	2	391	10	1.360	6	441
Suiza	6	684	1	189	4	390	1	105
Alemania	3	559	2	336	1	223	-	-
Malta	1	205	-	-	-	-	1	205
Portugal	1	83	-	-	-	-	1	83
Total Europa	**155**	**20.299**	**75**	**9.091**	**54**	**9.010**	**26**	**2.198**
Latinoamérica	25	4.429	-	-	14	2.538	11	1.891
Otros (1)	4	997	-	-	2	498	2	499
Total NH	**184**	**25.725**	**75**	**9.091**	**70**	**12.046**	**39**	**4.588**
Astron								
Alemania	46	7.459	45	7.315	-	-	1	144
Austria	6	797	6	797	-	-	-	-
Suiza	1	140	1	140	-	-	-	-
Total Astron	**53**	**8.396**	**52**	**8.252**	**-**	**-**	**1**	**144**
Cartera								
España	96	11.112	60	6.897	22	3.116	14	1.099
Alemania	49	8.018	47	7.651	1	223	1	144
P. Bajos	30	5.464	10	1.278	17	3.921	3	265
Bélgica	18	2.192	2	391	10	1.360	6	441
Suiza	7	824	2	329	4	390	1	105
Austria	6	797	6	797	-	-	-	-
Malta	1	205	-	-	-	-	1	205
Portugal	1	83	-	-	-	-	1	83
Total Europa	**208**	**28.695**	**127**	**17.343**	**54**	**9.010**	**27**	**2.342**
Latinoamérica	25	4.429	-	-	14	2.538	11	1.891
Otros (1)	4	997	-	-	2	498	2	499
Total Conjunto	**237**	**34.121**	**127**	**17.343**	**70**	**12.046**	**40**	**4.732**
Poyectos (acuerd. firmados)								
NH Hoteles	24	3.055	15	2.059	5	475	4	521
Astron Hotels (2)	10	3.142	10	3.142	-	-	-	-
Total proyectos	**34**	**6.197**	**25**	**5.201**	**5**	**475**	**4**	**521**